Exhibit 99.4

Gemino Healthcare Finance, LLC

d/b/a SLR Healthcare ABL

Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Table of Contents

Years Ended December 31, 2022 and 2021

Independent Auditors’ Report

To the Board of Managers of

Gemino Healthcare Finance, LLC and Subsidiary

Opinion

We have audited the consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary d/b/a SLR Healthcare ABL (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020-2022 Baker Tilly US, LLP

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 16, 2023

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Balance Sheets

December 31, 2022 and 2021

	2022	2021
Assets
Assets
Cash and cash equivalents	$9,319,837	$3,256,256
Loans receivable, net	92,383,159	81,603,569
Accrued interest receivable	1,181,464	664,127
Goodwill	5,663,531	5,663,531
Furniture and equipment, net	35,725	14,319
Other assets	121,706	72,954

Total assets	$108,705,422	$91,274,756

Liabilities and Members’ Equity
Liabilities
Credit facility, net	$76,639,027	$59,398,378
Accounts payable and accrued expenses	2,929,111	2,491,180
Dividend payable	529,029	529,058

Total liabilities	80,097,167	62,418,616

Members’ equity
Units, $1,000 par value, issued and outstanding 35,264 and 35,270, respectively	32,814,339	32,820,783
Accumulated deficit	(4,206,084)	(3,964,643)

Total members’ equity	28,608,255	28,856,140

Total liabilities and members’ equity	$108,705,422	$91,274,756

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Operations

Years Ended December 31, 2022 and 2021

	2022	2021
Interest income:
Interest income	$7,919,047	$5,583,832
Interest expense	3,191,098	1,634,855

Net interest income	4,727,949	3,948,977
Provision for loan losses	117,149	426,428

Net interest income after provision for loan losses	4,610,800	3,522,549
Other income	3,673,619	4,468,588

Operating expenses:
Compensation and benefits	3,934,044	3,819,816
Depreciation and amortization	22,248	2,811,730
General and administrative	853,453	697,811

Total operating expenses	4,809,745	7,329,357
Net income	$3,474,674	$661,780

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2022 and 2021

Balance at December 31, 2020	$31,910,475
Dividends declared	(3,716,115)
Net income	661,780

Balance at December 31, 2021	$28,856,140
Capital distributions	(6,444)
Dividends declared	(3,716,115)
Net income	3,474,674

Balance at December 31, 2022	$28,608,255

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities
Net income	$3,474,674	$661,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,248	11,730
Amortization of intangible asset – trade name	—	2,800,000
Amortization of deferred origination fees and costs	(421,113)	(590,858)
Amortization of debt issuance costs	240,649	229,084
Provision for loan losses	117,149	426,428
Changes in assets and liabilities:
Increase in accrued interest receivable	(517,337)	(36,146)
Increase in other assets	(48,752)	(1,627)
Increase in deferred origination fees and costs	721,951	507,863
Increase in accounts payable and accrued expenses	437,931	251,379

Net cash provided by operating activities	4,027,400	4,259,633

Cash Flows from Investing Activities
Increase in loans receivable, net	(11,197,577)	(42,606,642)
Purchase of furniture and equipment	(43,654)	(4,949)

Net cash used in investing activities	(11,241,231)	(42,611,591)

Cash Flows from Financing Activities
Proceeds from credit facility, net	17,000,000	35,000,000
Debt issuance costs paid	—	(32,590)
Dividends paid	(3,716,144)	(3,716,086)
Capital distributions	(6,444)	—

Net cash provided by financing activities	13,277,412	31,251,324

Net increase (decrease) in cash and cash equivalents	6,063,581	(7,100,634)
Cash and cash equivalents, beginning of the year	3,256,256	10,356,890

Cash and cash equivalents, end of the year	$9,319,837	$3,256,256

Supplemental Disclosure of Cash Flow Information
Interest paid	$2,669,380	$1,359,195

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

1.	Description of Business

Gemino Healthcare Finance, LLC is a Delaware limited liability company formed in December 2006. In February 2021, the Company filed a d/b/a in the name of SLR Healthcare ABL (“SLR Healthcare”). SLR Healthcare is a commercial finance company that originates, underwrites and manages primarily secured, asset-based loans for small and mid-sized companies operating across the U.S. in the healthcare industry. SLR Healthcare’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, SLR Healthcare may provide senior term loan financing, including real estate financing to qualified borrowers in addition to a revolving line of credit. Senior term loans, including real estate loans are typically secured by accounts receivable and all other assets of the borrowers, such as inventory, equipment and real estate.

Gemino Healthcare Funding, LLC (“Gemino Funding”) is a wholly-owned special purpose limited liability company that purchases and holds certain eligible loans and related property from SLR Healthcare (collectively, the “Company”).

On September 30, 2013, SLR Senior Investment Corp. formerly known as Solar Senior Capital Ltd. (“SLR Senior”), a Maryland corporation, acquired a controlling interest in SLR Healthcare. On April 1, 2022, SLR Senior merged with the surviving affiliated entity, SLR Investment Corp. (“SLR Investment”), a Maryland corporation. The remaining interest of SLR Healthcare is held by the management team of SLR Healthcare.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SLR Healthcare and Gemino Funding. All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. The allowance for loan losses represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with financial institutions and short-term, liquid investments in money market accounts with original maturities of three months or less.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies…continued

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs.

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the value of the accounts receivable pledged as collateral.

Revenue Recognition

Income on loans receivable is recognized using the simple interest method. Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees and costs are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan as an adjustment to interest income. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as unused balance and collateral monitoring fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is secured. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

ASC 606 is not applicable to financial instruments and, therefore, does not impact the Company’s revenues. The Company has evaluated the nature of its contracts with customers and fully satisfies its performance obligations on its contracts as services are rendered and the transaction prices are typically fixed; they are charged either on a periodic basis or based on activity.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies…continued

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Loans are evaluated for impairment by the Company based on an ongoing analysis of each borrower’s repayment capacity, the value of the collateral support and the strength of any guarantees. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Allowance for Loan Loss

The allowance for loan loss represents the Company’s recognition of the assumed risks of extending credit. The allowance is maintained at a level considered adequate to provide for probable losses inherent in the loan portfolio. Management establishes a general portfolio reserve for unimpaired loans based on various factors including historical loss experience, the overall credit quality of the loan portfolio, economic trends and conditions, and the regulatory environment.

The overall credit quality of the Company’s borrowers is reflected in the individual and weighted average credit risk ratings of the loans in the portfolio. Credit risk ratings for each borrower are established based on a number of qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when the discounted cash flows, collateral value, or aggregate market price of the impaired loan is lower than the carrying value of that loan.

Loans are charged off when collection is questionable and when the Company can no longer justify maintaining the loan as an asset on the consolidated balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors. Recoveries of previous charge-offs are recorded when received. For the years ended December 31, 2022 and 2021, there were no recoveries of previous charge-offs.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies…continued

Goodwill and Intangible Asset

Goodwill and intangible asset—trade name arose from the acquisition of the Company on September 30, 2013 (Note 1). Goodwill represents the excess of the purchase price over the fair value of those acquired net assets. Goodwill is not amortized, but instead is reviewed for impairment annually typically in December of each year or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is more likely than not that the fair value is less than its carrying amount, then the Company would need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. No impairment of goodwill resulted for the years ended December 31, 2022 and 2021, respectively.

The Company assessed its indefinite-lived intangible asset – trade name for impairment by comparing the carrying value of the asset to its fair value. The fair value of intangible asset—trade name was estimated using the relief from royalty method, which is an income approach based on the present value of royalties the Company would theoretically have had to pay to license the trade name from a third party. During 2021 as part of the rebranding strategy to change its name via the d/b/a filing to SLR Healthcare ABL, the Company evaluated the trade name’s indefinite-lived position and elected to change the indefinite-lived intangible asset – trade name to a finite-lived intangible asset – trade name for the period ending December 31, 2021. Accordingly, the carrying value previously ascribed to the intangible asset – trade name was fully amortized as of December 31, 2021.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years.

Debt Issuance Costs

The Company reports origination and other costs related to debt issuances as a direct deduction from the carrying amount of the debt liability. These expenses are deferred and amortized using either the effective interest method or the straight-line method over the stated life as an adjustment to interest expense. The straight-line method may be used on revolving facilities when it approximates the effective interest method.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

2.	Summary of Significant Accounting Policies…continued

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more-likely-than-not, based on the technical merits, that the tax position will not be realized or sustained upon examination by the appropriate taxing authority. Management determined there were no tax uncertainties that met the recognition threshold in 2022 and 2021.

The Company files both federal and state income tax returns. The Company remains subject to examination by taxing authorities for the years 2019 and after.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326) to replace the incurred loss model, which is referred to as the current expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loans receivable and held-to maturity debt securities. It also applies to off-balance sheet credit exposures including loan commitments, standby letters of credit, financial guarantees, and other similar instruments. For the assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. This new standard is effective for fiscal years beginning after December 15, 2022. The Company has evaluated the impact that this standard will have on its consolidated financial statements, and has determined that the impact will be immaterial to the consolidated financial statements as a whole.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04). The guidance provides optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company is modifying its outstanding loans receivable agreements and its outstanding credit facility in order to replace references to LIBOR with SOFR or another alternative reference rate. The Company is currently evaluating the impact this new standard will have on its consolidated financial statements.

Basis of Presentation

Certain amounts in the prior year consolidated financial statements have been reclassified whenever necessary to conform with the current year presentation. These reclassifications had no effect on the reported results of operations.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

3.	Loans Receivable

The following table shows the composition of loans receivable, net as of December 31, 2022 and 2021:

	2022	2021
Revolving loans receivable	$94,198,839	$83,001,262
Less allowance for loan losses	(953,803)	(836,654)
Less deferred origination fees and costs, net	(861,877)	(561,039)

Loans receivable, net	$92,383,159	$81,603,569

4.	Allowance for Loan Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for loan losses by revolving loans for the respective years ended December 31, 2022 and 2021:

	2022	2021
Beginning balance	$836,654	$410,226
Provision for loan losses	117,149	426,428

Ending balance	$953,803	$836,654

Collectively evaluated for impairment	$952,745	$830,643

Individually evaluated for impairment	$1,058	$6,011

The following table presents revolving loans collectively and individually evaluated for impairment at December 31, 2022 and 2021:

	2022	2021
Revolving loans	$94,198,839	$83,001,262

Collectively evaluated for impairment	$94,093,002	$82,400,125

Individually evaluated for impairment	$105,837	$601,137

The following table summarizes the non-accrual revolving loans at December 31, 2022 and 2021:

	2022	2021
Recorded investment	$105,837	$601,137

Unpaid principal	$105,837	$601,137

Related allowance	$1,058	$6,011

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

4.	Allowance for Loan Losses and Recorded Investment in Loans Receivables…continued

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2022 and 2021: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “watchlist” loans; an overall degree of risk exists with these loans that warrants management’s review each quarter.

	December 31, 2022
	2022	2021
Rated 4 or better	$88,001,460	$82,400,125
Rated 5	6,091,542	—
Rated 6	105,837	601,137

Total revolving loans	$94,198,839	$83,001,262

5.	Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2022 and 2021:

	2022	2021
Computer software and equipment	$136,837	$93,183
Furniture and fixtures	41,032	41,032
Leasehold improvement	21,551	21,551

Total	199,420	155,766
Less accumulated depreciation	(163,695)	(141,447)

Furniture and equipment, net	$35,725	$14,319

Depreciation expense was $22,248 and $11,730 for the years ended December 31, 2022 and 2021, respectively.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

6.	Debt

On May 27, 2016, the Company entered into a four-year, non-recourse $125,000,000 secured revolving credit facility, which is expandable to $200,000,000 under its accordion feature. On June 28, 2019, the credit facility was amended and has a maturity date of June 28, 2023. Under the terms of the credit facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, including financial and reporting requirements and other customary requirements for similar credit facilities. The credit facility also includes usual and customary events of default for credit facilities of this nature.

Amounts available to borrow under the credit facility are also subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio that are pledged as collateral. As of December 31, 2022 and 2021, there were principal borrowings of $77,000,000 and $60,000,000 outstanding, respectively, under the credit facility which is collateralized by eligible loans and related securities.

Interest on the credit facility accrues at a variable rate per annum of one-month LIBOR plus 2.25% approximating 6.64% and 2.35% at December 31, 2022 and 2021, respectively. The Company also pays other customary loan fees for the credit facility.

The credit facility is comprised of the following at December 31, 2022 and 2021:

	2022	2021
Principal borrowings	$77,000,000	$60,000,000
Unamortized debt issuance costs	(360,973)	(601,622)

Credit facility, net	$76,639,027	$59,398,378

7.	Commitments and Concentrations

At December 31, 2022 and 2021, the Company has committed facilities to its borrowers totaling approximately $242,106,000 and $183,501,000, respectively, of which approximately $147,907,000 and $100,500,000, respectively, was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the unused committed facility amount at December 31, 2022 and 2021, borrowers could borrow up to approximately $43,954,000 and $27,414,000, respectively. As of December 31, 2022 and 2021, the Company had sufficient cash available and/or availability under its credit facility to fund its commitments.

At December 31, 2022, the Company had two loans approximating 16% and 12% of the total loans receivable and at December 31, 2021, the Company had two loans approximating 29% and 16% of the total loans receivable, respectively.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

8.	Employee Benefit Plans

The Company sponsors a 401(k) savings plan, where the Company contributes a defined percentage of employees’ earnings up to the maximum contribution amount as determined by the Internal Revenue Service.

The Company formed a Long-Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria.

9.	Fair Value Disclosure

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Assets and liabilities measured at fair value on a recurring basis are summarized in the table below at December 31, 2022 and 2021.

	2022
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$9,319,837	$9,319,837
Loans receivable, net (Level 3)	92,383,159	93,245,036
Financial liabilities:
Credit facility, net (Level 2)	76,639,027	77,000,000

	2021
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$3,256,256	$3,256,256
Loans receivable, net (Level 3)	81,603,569	82,020,335
Financial liabilities:
Credit facility, net (Level 2)	59,398,378	60,000,000

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

10.	Related Parties

An employee of an affiliated entity provides marketing and sales services to the Company for which the Company reimburses the affiliated entity. Such reimbursements have been included in compensation and benefits expenses.

The Company sold a participation in a loan agreement to SLR Investment. The participation was sold in August 2022 for a total commitment of $5,000,000 and the outstanding loans receivable balance at December 31, 2021 was $3,966,336.

11.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through

February 16, 2023, which was the date the consolidated financial statements were available to be issued.